UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2013

Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

2 Namtai Road, Gushu, Xixiang

Baoan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date: November 4, 2013	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and
Chief Financial Officer

THIRD QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.
Mr. Kevin McGrath
Managing Partner of Cameron Associates
Tel.: 212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI ELECTRONICS, INC.

Q3 2013 Sales up 61%, Gross profit margin at 8.2%

SHENZHEN, PRC – November 4, 2013 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”)

(NYSE Symbol: NTE) today announced its unaudited results for the third quarter ended September 30, 2013.

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Nine months Results
	Q3 2013	Q3 2012	YoY(%)(d)	9M 2013	9M 2012	YoY(%)(d)
Net sales (a)	$284,199	$175,980	61	$620,900	$365,917	70
Gross profit (a)	$23,380	$19,930	17	$47,114	$40,105	17
% of sales	8.2%	11.3%	—	7.6%	11.0%	—
Operating income (a)	$19,328	$14,265	35	$30,483	$24,487	24
% of sales	6.8%	8.1%	—	4.9%	6.7%	—
per share (diluted)	$0.43	$0.31	39	$0.67	$0.54	24
Net income (loss) (b)(c)	$17,997	$24,552	(27)	($8,950)	$30,315	—
% of sales	6.3%	14.0%	—	(1.4%)	8.3%	—
Basic earnings (loss) per share	$0.40	$0.55	(27)	($0.20)	$0.68	—
Diluted earnings (loss) per share	$0.40	$0.54	(26)	($0.20)	$0.67	—
Weighted average number of shares (‘000)
Basic	45,273	44,804		45,206	44,804
Diluted	45,394	45,304		45,670	45,093

Notes:

(a)	The net sales, gross profit and operating income excluded the discontinued operations in Wuxi. The Wuxi operations for the current and prior periods were classified as “discontinued operations” and disclosed in the statement of comprehensive income separately under (loss) income from discontinued operations (net of tax) and not included in the presentation of net sales, gross profit and operating income that form parts of the operating income of “continuing operations”. For the three months ended September 30, 2013 and September 30, 2012, the discontinued operations recognized net sales of nil and $206.0 million, a gross (loss) profit of ($0.2) million and $15.4 million, and an operating (loss) income of ($0.4) million and $13.4 million respectively. For the nine months ended September 30, 2013 and September 30, 2012, the discontinued operations recognized net sales of $47.1 million and $337.6 million, a gross (loss) profit of ($0.4) million and $16.2 million, and an operating (loss) income of ($38.2) million and $7.9 million respectively.
(b)	Net income for the three months ended September 30, 2013 included (i) loss from discontinued operations (net of tax) of $0.4 million and (ii) income from continuing operations in Shenzhen of $18.4 million (including interest income $1.4 million, gain on exchange difference of $1.0 million and income from sanctioned payment of $0.2 million upon the resolution of a legal dispute).
(c)	Net loss for the nine months ended September 30, 2013 included (i) loss from discontinued operations (net of tax) of $41.5 million (including impairment loss on fixed assets of $35.0 million, net deferred tax expenses of $3.7 million and layoff compensation of $1.0 million in Wuxi) and (ii) income from continuing operations of $32.6 million (including provision for bad debts of $2.2 million, layoff compensation of $1.5 million due to streamlining the organization structure, other and interest income of $10.5 million, which consisted of interest income of $3.1 million, gain on exchange difference of $2.5 million, legal liability provision on legal case reversal of $1.0 million and income from sanctioned payment of $1.0 million upon the resolution of a legal dispute).
(d)	This information has been published on the Company’s website http://www.namtai.com/quarterly/quarterly.htm under the quarterly earnings report of Q3 2013 on page 7, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2013

1. Quarterly Sales

(In thousands of US Dollars, except percentage information)

Quarter	2013	2012	YoY(%) (Quarterly)	YoY(%) (Quarterly accumulated)
1st Quarter	$168,799	$87,619	92.7	92.7
2nd Quarter	$167,902	$102,318	64.1	77.3
3rd Quarter	$284,199	$175,980	61.5	69.7
4th Quarter	—	$312,196
Total	$620,900	$678,113

Note:

*	The above sales have excluded discontinued operations. Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q3 2013 on page 7, Condensed Consolidated Statements of Comprehensive Income.

2. Key Highlights of Financial Position

	As at September 30,		As at December 31,
	2013	2012(a)	2012(a)
Cash on hand and fixed deposits maturing over three months	$238.6 million	$159.1 million	$207.7 million
Ratio of cash(b) to current liabilities	1.09	0.52	0.58
Current ratio	2.91	1.89	2.02
Ratio of total assets to total liabilities	3.38	2.18	2.33
Return on equity	(3.3%)	12.0%	19.5%
Ratio of total liabilities to total equity	0.42	0.85	0.75
Debtors turnover	41 days	70 days	55 days
Inventory turnover	17 days	64 days	28 days
Average payable period	57 days	144 days	85 days

Notes:

(a)	Certain financial ratios of the Company as at September 30, 2012 and December 31, 2012 have been restated according to the reclassified assets and liabilities resulted from discontinued operations. Please see page 8 of the Company’s Condensed Consolidated Balance Sheets for further information. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q2 2013 on page 8, Condensed Consolidated Balance Sheets.
(b)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months with amount of $75.5 million, $3.9 million and $49.8 million as at September 30, 2013, September 30, 2012 and December 31, 2012 are not classified as cash on hand but require separate disclosure.

OPERATING RESULTS

Net sales, gross profit and operating income for the third quarter of 2013 and the same quarter of 2012 were presented excluding the discontinued operations. Net sales in the third quarter of 2013 were $284.2 million, an increase of 61.5%, compared to the net sales of $176.0 million, excluding the discontinued operations, for the same quarter of 2012. Gross profit in the third quarter of 2013 was $23.4 million, an increase of 17.3%, compared to $19.9 million in the third quarter of last year. Gross profit margin for the third quarter of 2013 was 8.2%, a decrease of 3.1%, compared to 11.3% in the third quarter of last year. Operating income for the third quarter of 2013 was $19.3 million, an increase of 35.5%, compared to $14.3 million in the third quarter of last year.

With respect to the discontinued operations (primarily the Wuxi production), for the third quarter of 2013 and the same period of 2012, the net sales were nil and $206.0 million, gross (loss) profit were ($0.2) million and $15.4 million, and operating (loss) income were ($0.4) million and $13.4 million respectively.

After considering the (loss) income from discontinued operations (net of tax), net income in the third quarter of 2013 was $18.0 million or $0.40 per diluted share, a decrease of 26.7%, compared to net income of $24.6 million or $0.54 per diluted share, in the third quarter of last year. The decline was primarily the result of the impact of the lost order in the Company’s operation in Wuxi, represented by the income difference between the $0.4 million loss from discontinued operations (net of tax) in the third quarter of 2013 compared with $12.9 million income in same period last year. The impact of the lost order in Wuxi was partially offset by the increase in income from continuing operations (in Shenzhen) to $18.4 million in the third quarter of 2013 from $11.6 million in same period of last year as the Company’s Shenzhen manufacturing facility began mass production of high-resolution LCMs for smartphones in September 2012. The Company also achieved savings through streamlining its organization structure and cost control.

Net sales, gross profit and operating income for the nine months ended September 30, 2013 and the same period of 2012 were presented excluding the discontinued operations (primarily the Wuxi production). For the nine months ended September 30, 2013, net sales were $620.9 million, excluding the discontinued operations, an increase of 69.7%, compared to the net sales of $365.9 million, excluding the discontinued operations, for the same period of 2012. Gross profit in the nine months ended September 30, 2013 was $47.1 million, an increase of 17.5%, compared to $40.1 million in the same period of last year. Gross profit margin for the nine months ended September 30, 2013 was 7.6%, a decrease of 3.4%, compared to 11.0% in the same period of last year. Operating income for the nine months ended September 30, 2013 was $30.5 million, an increase of 24.5%, compared to $24.5 million in the same period of last year.

For the nine months ended September 30, 2013 and September 30, 2012, the discontinued operations recognized net sales of $47.1 million and $337.6 million, gross (loss) profit of ($0.4) million and $16.2 million, and operating (loss) income of ($38.2) million and $7.9 million, respectively. After considering the (loss) income from discontinued operations (net of tax), net loss for the nine months ended September 30, 2013 was $9.0 million, or $0.20 per diluted share, compared to net income of $30.3 million, or $0.67 per diluted share, in the same period of last year. The net loss for the nine months ended September 30, 2013 was primarily attributable to the loss from discontinued operations which included the impairment loss of fixed assets of $35.0 million and net deferred tax expenses of $3.7 million.

Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q3 2013 on page 7, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

The Company recorded revenue of $284.2 million excluding discontinued operations in Wuxi in the third quarter of 2013. This revenue was attributed to the production of high-resolution LCMs for smartphones at the Company’s Shenzhen facility. LCM manufacturing represents the core business of the Company.

The Company’s core business has continued to encounter challenging market conditions. Firstly, the Company’s production costs have been under rising cost pressures due to escalating labor cost, inflation and labor shortage. Secondly, our core LCM business has experienced very stiff industry competition and a volatile market demand resulting in high fluctuation and changes in orders. The Company’s LCM production operation at its Wuxi manufacturing facility was discontinued to minimize costs and preserve cash at the end of the second quarter of 2013 due to the lack of new orders. The Company has continued its preparations for the sale of the Wuxi land and facility.

As announced on August 30, 2013, the Company received an additional new purchase order for the production of high-resolution LCMs for smartphones from an existing customer to extend the production at its Shenzhen facility up to the end of December 2013 and also received minor LCM orders for automobile for a period up to the first quarter of 2014.

Despite the challenging market conditions, Nam Tai is committed to securing new customers to maintain and grow its core LCM business. Nam Tai has a long held established reputation as a high quality and reliable LCM provider. The Company has a strong balance sheet, state of the art manufacturing facilities and a highly skilled management and technical team.

The Company has two lots of lands in Shenzhen. In conjunction and consistent with Shenzhen government’s city rezoning project, the management plans to redevelop the land of its existing Shenzhen facility in Gushu by converting this existing facility into high-end commercial property. The feasibility study reports prepared by another two professional real estate advisory firms regarding the lot of land in Gushu have been completed and are expected to be available within the next few days on the Company’s website for your reference. The initial results of these study reports are in favor of redeveloping this lot of land instead of selling it (please refer to this information on the website at http://www.namtai.com/investors#investors/news). The board of directors of the Company (the “Board”) has provided its initial approval to proceed further in respect to the land redevelopment project. However, there can be no assurance that the Company will be able to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, or to successfully redevelop the land.

The Company is relatively debt free and maintains a financial position with cash and deposits of $238.6 million as at September 30, 2013. This financial condition allows the Company to support the growth and development of the core LCM business, if market permits, as well as support future land development needs.

The information contained in or that can be accessed through the websites mentioned in this announcement does not form part of this announcement.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2013 AND 2014

As announced on November 5, 2012, the Company has set the payment schedule of quarterly dividends for 2013. The dividend for Q4 2013 was paid on October 18, 2013. The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2013.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2013	December 31, 2012	January 18, 2013	$0.15	PAID
Q2 2013	March 28, 2013	April 19, 2013	$0.15	PAID
Q3 2013	June 28, 2013	July 19, 2013	$0.15	PAID
Q4 2013	September 30, 2013	October 18, 2013	$0.15	PAID

Total for Full Year 2013			$0.60

The Company announced today that its Board authorized a plan to reduce the Company’s annual dividend to $0.08 ($0.02 x 4 quarters) from $0.60 ($0.15 x 4 quarters) per outstanding share of the Company’s common stock, effective for the first quarter of 2014. After extensive review, the Board determined that reducing the dividend, while still maintaining it at a competitive level, is a prudent measure to preserve cash to further enhance the Company’s balance sheet and provide it with additional flexibility for potential future opportunities. The Company recognizes the importance of the dividend to our shareholders and the significance of this decision, but it believes it is the right precautionary action at this time given the highly competitive market environment to further strengthen the Company for the long-term, while still providing an attractive dividend.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2014	December 31, 2013	before January 31, 2014	$0.02
Q2 2014	March 31, 2014	before April 30, 2014	$0.02
Q3 2014	June 30, 2014	before July 31, 2014	$0.02
Q4 2014	September 30, 2014	before October 31, 2014	$0.02

Total for Full Year 2014			$0.08

The Company’s decision to continue dividend payments in 2014 as set out and confirmed in the above table does not necessarily mean that cash dividend payments will continue thereafter year 2014. Whether future dividends after 2014 will be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2014, we also cannot assure you what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR Q4 2013 and 2014

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule of 2013 to release the quarterly financial results for 2014. Details of the expected quarterly release dates are as follows:-

Announcements of Financial Results
Quarter	Date of release
Q4 2013	January 27, 2014 (Mon)
Q1 2014	April 28, 2014 (Mon)
Q2 2014	August 4, 2014 (Mon)
Q3 2014	November 3, 2014 (Mon)
Q4 2014	February 2, 2015 (Mon)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important  factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, a deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to confirm prior orders or pay for the Company’s  products; the  financial resources and credit rating of Company’s customers under the current global recession; the effects that current credit and market conditions could have on the liquidity and financial condition of our customers and suppliers, including any impact on their ability to meet their contractual obligations; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; the negative effects of increased competition pressure on the Company’s revenues and margins; component quality or shortage, whether or not cause by customers change in specifications, delay in the Company’s ability to take  possession of land for development of additional production facilities, continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations our ability to win business; the negative effect of the litigation  faced by the Company. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2014 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash  flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2014, what amount that dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all, Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity,  performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release and the subsequent investors conference call; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, i.e. LCD modules and FPCAs. These components are used in numerous electronic products, including smartphones, tablets, automotive, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai Electronics, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(In Thousands of US Dollars except share and per share data)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Net sales (1)	$284,199	$175,980	$620,900	$365,917
Cost of sales	260,819	156,050	573,786	325,812

Gross profit	23,380	19,930	47,114	40,105

Costs and expenses
General and administrative expenses	3,945	4,990	16,268	13,530
Selling expenses	107	641	363	1,372
Research and development expenses	—	34	—	716

	4,052	5,665	16,631	15,618

Operating income	19,328	14,265	30,483	24,487

Other income, net (2)	2,022	1,119	7,357	2,508
Interest income (2)	1,411	623	3,123	1,419

Income before income tax	22,761	16,007	40,963	28,414
Income tax expenses	(4,358)	(4,398)	(8,406)	(10,724)

Income from continuing operations	18,403	11,609	32,557	17,690
(Loss) income from discontinued operations, net of tax	(406)	12,943	(41,507)	12,625

Consolidated net income (loss)	17,997	24,552	(8,950)	30,315
Other comprehensive income	—	—	—	—

Consolidated comprehensive income (loss)	$17,997	$24,552	$(8,950)	$30,315

Basic net earnings (loss) per share:
Basic earnings per share from continuing operations	$0.41	$0.26	$0.72	$0.40

Basic (loss) earnings per share from discontinued operations	$(0.01)	$0.29	$(0.92)	$0.28

Basic net earnings (loss) per share	$0.40	$0.55	$(0.20)	$0.68

Diluted net earnings (loss) per share:
Diluted earnings per share from continuing operations	$0.41	$0.26	$0.71	$0.39
Diluted (loss) earnings per share from discontinued operations	$(0.01)	$0.28	$(0.91)	$0.28
Diluted net earnings (loss) per share	$0.40	$0.54	$(0.20)	$0.67
Weighted average number of shares (‘000)
Basic	45,273	44,804	45,206	44,804
Diluted	45,394	45,304	45,670	45,093

Notes:

(1)	The sales from the discontinued operations were nil and $206.0 million for the three months ended September 30, 2013 & 2012 respectively;
(2)	The other and interest income of $3.4 million from continuing operations has included gain on exchange difference of $1.0 million and interest income of $1.4 million for the three months ended September 30, 2013.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(In Thousands of US Dollars)

	September 30 2013	December 31 2012
ASSETS
Current assets:
Cash and cash equivalents	$163,144	$157,838
Fixed deposits maturing over three months	75,458	49,824
Accounts and notes receivable, net	93,111	101,666
Derivative financial instruments	241	99
Inventories	35,802	46,732
Prepaid expenses and other receivables	16,091	21,143
Finance lease receivable – current	3,833	3,583
Deferred tax assets – current	636	444
Income taxes recoverable	172	169
Assets held for sale	44,671	—
Current assets from discontinued operations	1,126	168,532

Total current assets	434,285	550,030

Property, plant and equipment, net	54,485	64,226
Finance lease receivable – non current	5,912	8,553
Land use rights	11,019	11,218
Deferred tax assets – non current	2,354	1,690
Other assets	107	327

Total assets	$508,162	$636,044

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$—	$395
Accounts payable	118,556	141,271
Accrued expenses and other payables	19,300	33,428
Dividend payable	6,791	26,882
Income tax payable	3,764	2,688
Current liabilities from discontinued operations	646	67,209

Total current liabilities	149,057	271,873
Deferred tax liabilities	1,379	1,379

Total liabilities	150,436	273,252

EQUITY
Shareholders’ equity:
Common shares	453	448
Additional paid-in capital	291,692	287,602
Retained earnings	65,589	74,750
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	357,726	362,792

Total liabilities and shareholders’ equity	$508,162	$636,044

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(In Thousands of US Dollars)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income (loss)	$17,997	$24,552	$(8,950)	$30,315
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	3,240	7,161	18,149	17,614
(Reversal) provision for inventories	(1)	(32)	(133)	1,308
Reversal for loss on purchase commitments	—	(496)	—	—
(Reversal) provision for goods return	(6)	(37)	(17)	603
(Reversal) provision for bad debts	—	(288)	2,158	606
(Gain) loss on disposal of property, plant and equipment	(358)	235	(901)	(806)
(Gain) loss on disposal of other assets	(197)	—	366	—
Impairment loss on fixed assets and land use rights	89	—	34,955	—
(Gain) loss on derivative financial instruments	(99)	—	(561)	156
Share-based compensation expenses	39	383	1,497	383
Loss on liquidation of a subsidiary	235	—	235	—
(Increase) decrease in deferred income taxes	(113)	813	2,887	5,202
Unrealized exchange gain	(419)	(381)	(1,329)	(141)
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	(28,310)	(41,252)	60,439	(82,960)
Decrease (increase) in inventories	4,598	(41,993)	19,969	(75,960)
Decrease (increase) in prepaid expenses and other receivables	2,889	(319)	12,711	(14,416)
Increase in income tax recoverable	(1)	(1)	(3)	(167)
(Decrease) increase in notes payable	(638)	(13,572)	(4,273)	4,038
Increase (decrease) in accounts payable	23,507	74,360	(68,884)	159,486
(Decrease) increase in accrued expenses and other payables	(3,067)	12,757	(18,639)	16,113
(Decrease) increase in income tax payable	(98)	1,248	611	2,723

Total adjustments	1,290	(1,414)	59,237	33,782

Net cash provided by operating activities	$19,287	$23,138	$50,287	$64,097

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(In Thousands of US Dollars)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and land use rights	$(93)	$(4,562)	$(3,408)	$(53,037)
Decrease in deposits for purchase of property, plant and equipment	—	254	—	4,543
Cash received from (payment of) derivative financial instruments	220	—	419	(156)
Proceeds from disposal of property, plant and equipment and other assets	564	42	6,008	12,491
Decrease in entrusted loan	—	3,956	—	—
Cash received from (increase in) finance lease receivable	818	898	2,391	(12,895)
Decrease (increase) in fixed deposits maturing over three months	1,693	1,284	(25,634)	30,954

Net cash provided by (used in) investing activities	$3,202	$1,872	$(20,224)	$(18,100)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(6,791)	$(3,137)	$(20,302)	$(9,409)
Proceeds from issue of shares	—	—	2,598	—
Repayment of entrusted loan	—	(3,956)	—	—
Repayment of Trust Receipt loans	—	(5,817)	(3,558)	—
Repayment of bank loans	—	(4,592)	(4,824)	—

Net cash used in financing activities	$(6,791)	$(17,502)	$(26,086)	$(9,409)

Net increase in cash and cash equivalents	$15,698	$7,508	$3,977	$36,588
Cash and cash equivalents at beginning of period	147,027	147,350	157,838	118,510
Effect of exchange rate changes on cash and cash equivalents	419	381	1,329	141

Cash and cash equivalents at end of period	$163,144	$155,239	$163,144	$155,239

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(In Thousands of US Dollars)

1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive income was $17,997 and $24,552 for the three months ended September 30, 2013 and 2012 respectively.

2.	Business segment information:

The Company’s business was separated into the Telecommunication Components Assembly – (“TCA”) and FPC segments in 2012. Since the first quarter of 2013, the FPC segment has been discontinued and only one TCA segment still existed.

3.	A summary of the net sales, net income (loss) and long-lived assets by geographical areas is as follows:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong:
Unaffiliated customers	$284,199	$175,980	$620,900	$365,917
Intercompany sales	18	22,774	4,770	41,247

- Intercompany eliminations	(18)	(22,774)	(4,770)	(41,247)

Total net sales	$284,199	$175,980	$620,900	$365,917

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$18,702	$12,374	$34,607	$19,824
- Hong Kong	(299)	(765)	(2,050)	(2,134)

Total net income from continuing operations	$18,403	$11,609	$32,557	$17,690

	Sep. 30, 2013	Dec. 31, 2012
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$61,464	$71,151
- Hong Kong	4,040	4,293

Total long-lived assets	$65,504	$75,444